Exhibit 99.1

PRESS RELEASE

Cascades Inc. 404 Marie-Victorin Blvd., P.O.Box 30 Kingsey Falls (Québec) Canada J0A 1B0	Telephone: (819) 363-5100 Fax: (819) 363-5155
www.cascades.com

Cascades improves its profitability in the first quarter

Kingsey Falls, Québec, May 4, 2006 — Cascades Inc. (“Cascades”) (Symbol: CAS-TSX) reports net earnings of $6 million ($0.07 per share) for the quarter ended March 31, 2006. This compares with net earnings of $0 million ($0.00 per share) or a net loss of $1 million ($0.01 per share) when excluding specific items1 for the same period in 2005.

Financial Highlights

Selected consolidated information

(in millions of Canadian dollars, except amount per share)	Q1/2006	Q1/2005	Q4/2005
Sales from continuing operations	$818	$802	$810
Operating income (loss) from continuing operations	$31	$20	$(34)
Net earnings (loss)	$6	—	$(104)
Basic net earnings (loss) per common share	$0.07	—	$(1.28)
Cash flow from operations from continuing operations (1)	$38	$35	$34
per common share (1)	$0.47	$0.43	$0.42

Excluding specific items (1)
Operating income from continuing operations	$29	$18	$20
Net earnings (loss)	$6	$(1)	$1
per common share	$0.07	$(0.01)	$0.01
Cash flow from operations from continuing operations	$42	$35	$41
per common share	$0.52	$0.43	$0.51

Note 1 - see the supplemental information on non-GAAP measures note.

Business highlights

•                  Improved net earnings per share compared to Q4 2005 and Q1 2005 due to the impact of generally higher volumes and prices in combination with lower fiber costs and depreciation expenses.;

•                  Continued focus on our asset optimization program.;

•                  The restructuring of our fine papers activities including the closure of one mill, one paper machine and  the completion of the sale of our paper merchant network.

•                  The closure and redeployment of the Pickering (Ontario) tissue converting lines.

•                  Announced acquisitions in the boxboard sector  (Sprague mill from Caraustar and Simkins assets) should lead to better efficiencies going forward.; and

•                  Cascades continues to position itself in the fast growing market of environmentally-friendly products with the launch of its 100 % recycled tissue product line in Western Canada.

Commenting on the quarterly results, Mr. Alain Lemaire, President and Chief Executive Officer stated: “These results are encouraging given that they were driven by both a series of strategic initiatives and generally improving market conditions. Building on the success of the recent restructuring of the fine papers operations, we intend to continue our focus on Boxboard activities. We will be pleased to welcome new customers and employees with whom we look forward to work with in the future developing new synergies for the benefit of our shareholders.”

Three-month period ended March 31, 2006

Given the reclassification adopted in 2006 of the Thunder Bay coated paper mill as a discontinued operation, sales increased 2% during the first quarter of 2006 amounting to $818 million and operating income from continued operations amounted to $31 million as restructuring and closure costs associated with announcements made in 2005 were offset by an unrealized gain on financial commodity instruments. This amount compares to operating income of $20 million achieved for the same period last year. Generally speaking, higher volumes, selling prices and a reduction in fiber costs and depreciation expenses more than offset higher prices for energy and chemical products.

Outlook

Mr. Alain Lemaire, President and Chief Executive Officer added: “We expect that the seasonal pick up in activity in most of our business segments will positively impact demand in the second quarter. However, we are aware that general business conditions will continue to be challenging given the volatility of the $CA and energy costs, rising interest rates and increased foreign competition. We will continue to manage controllable costs, to focus on our non-performing assets and to integrate our recent acquisitions

Dividend on Common Shares

The Board of Cascades declared a quarterly dividend of $0.04 per share to be paid June 14, 2006 to shareholders of record at the close of business on May 31, 2006.

Supplemental information on non-GAAP measures

Operating income, cash flow from operations and cash flow from operations per share are not measures of performance under Canadian GAAP. The Company includes operating income, cash flow from operations and cash flow from operations per share because they are measures used by management to assess the operating and financial performance of the Company’s operating segments. Additionally, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income, cash flow from operations and cash flow from operations per share does not represent, and should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income, cash flow from operations and cash flow from operations per share may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with Canadian GAAP excluding the change in working capital components and cash flow from operations per share is determined by dividing cash flow from operations by the weighted average number of common shares of the period.

Operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items, cash flow from operations excluding specific items and cash flow from operations per share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance  with which to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gains or losses on sale of business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings (loss), which is a performance measure defined by Canadian GAAP is reconciled below to operating income (loss) and operating income excluding specific items:

(in millions of Canadian dollars)	Q1/2006	Q1/2005	Q4/2005
Net earnings (loss)	6	—	(104)
Net loss from discontinued operations	3	—	65
Share of results of significantly influenced companies	(3)	(1)	(4)
Provision (recovery) for income taxes	4	(1)	(13)
Foreign exchange loss on long-term debt	—	2	2
Unrealized loss on financial derivative instruments	—	1	—
Interest expense	21	19	20

Operating income (loss)	31	20	(34)
Specific items:
Unusual gains	—	(3)	—
Impairment loss on property, plant and equipment	—	—	39
Closure and restructuring costs	4	—	12
Unrealized loss (gain) on commodity derivative financial instruments	(6)	1	3
	(2)	(2)	54
Operating income excluding specific items	29	18	20

The following table reconciles net earnings (loss) and net earnings (loss) per share to net earnings excluding specific items and net earnings per share excluding specific items:

	Net earnings (loss)			Net earnings (loss) per share (2)
(in millions of Canadian dollars, except amount per share)	Q1/2006	Q1/2005	Q4/2005	Q1/2006	Q1/2005	Q4/2005
As per GAAP	6	—	(104)	$0.07	$—	$(1.28)
Specific items:
Unusual gains	—	(3)	—	$—	$(0.03)	$-
Impairment loss on property, plant and equipment	—	—	39	$—	$—	$0.32
Closure and restructuring costs	4	—	12	$0.03	$—	$0.10
Unrealized loss (gain) on commodity derivative financial instruments	(6)	1	3	$(0.05)	$0.01	$0.03
Unrealized loss on financial derivative instruments	—	1	—	$—	$—	$—
Foreign exchange loss on long-term debt	—	2	2	$—	$0.02	$0.02
Included in discountinued operations	2	(1)	89	$0.02	$(0.01)	$0.77
Adjustment of statutory tax rate	—	—	4	$—	$—	$0.05
Tax effect on specific items	—	(1)	(44)	$—	$—
	—	(1)	105	$—	$(0.01)	$1.29
Excluding specific items	6	(1)	1	$0.07	$(0.01)	$0.01

Note 2 - specific amounts per share are calculated on an after-tax basis.

The following table reconciles cash flow from operations and cash flow from operations per share to cash flow from operations excluding specific items and cash flow from operations per share excluding specific items:

	Cash flow from operations			Cash flow from operations per share
(in millions of dollars, except amounts per share)	Q1/2006	Q1/2005	Q4/2005	Q1/2006	Q1/2005	Q4/2005
Cash flow provided by operating activities	5	(52)	107
Changes in non-cash working capital components	33	87	(73)
Cash flow from operations	38	35	34	$0.47	$0.43	$0.42
Specific items:
Closure and restructuring costs	4	—	7	$0.05	—	$0.09

Excluding specific items	42	35	41	$0.52	$0.43	$0.51

Founded in 1964, Cascades produces, transforms and markets packaging products, tissue paper and fine papers, composed mainly of recycled fibres. Cascades employs nearly 15,600 men and women who work in some 140 modern and flexible production units located in North America, in Europe and in Asia. Cascades’ management philosophy, its more than 40 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its clients and thus offer superior performance to its shareholders. The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings, including but not limited to the offering memorandum dated January 31, 2003.

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For further information:	Source:
Mr. Stéphane Mailhot	Mr. Christian Dubé
Director, Corporate Communications	Vice-President and Chief Financial Officer
Cascades Inc.	Cascades Inc.
(819) 363-5161
Mr. Marc Jasmin, C.M.A.
Director, Investor relations
Cascades Inc.
(514) 282-2681

Consolidated Balance Sheets
(in millions of Canadian dollars)

		As at March 31,	As at December 31,
	Note	2006	2005
		(unaudited)
Assets

Current assets
Cash and cash equivalents		41	43
Accounts receivable		516	545
Inventories		488	537
		1,045	1,125
Property, plant and equipment		1,531	1,562
Other assets	6	234	233
Goodwill		126	126
		2,936	3,046

Liabilities and shareholders’ equity

Current liabilities
Bank loans and advances		34	44
Accounts payable and accrued liabilities		475	543
Current portion of long-term debt	7	8	8
		517	595
Long-term debt	7	1,257	1,289
Other liabilities	8	256	265
		2,030	2,149
Shareholders’ equity
Capital stock	11	266	264
Retained earnings		672	669
Cumulative translation adjustments		(32)	(36)
		906	897
		2,936	3,046

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Earnings
(in millions of Canadian dollars, except per share amounts)
(unaudited)

		For the 3-month periods ended March 31,
	Note	2006	2005
			(note 2)
Sales		818	802
Cost of sales and expenses
Cost of sales (exclusive of depreciation and amortization shown below)	10	673	661
Depreciation and amortization		40	43
Selling and administrative expenses		75	80
Closure and restructuring costs	3	4	—
Loss (gain) on commodity derivative financial instruments	4	(5)	1
Unusual gain		—	(3)
		787	782
Operating income from continuing operations		31	20

Interest expense	10	21	19
Unrealized loss on derivative financial instruments		—	1
Foreign exchange loss on long-term debt		—	2
		10	(2)
Provision for (recovery of) income taxes		4	(1)
Share of results of significantly influenced companies		(3)	(1)
Net earnings from continuing operations		9	—
Net loss from discountinued operations	2	(3)	—
Net earnings for the period		6	—

Basic net earnings from continuing operations per common share		$0.11	$0.00
Basic and diluted net earnings per common share		$0.07	$0.00
Weighted average number of common shares outstanding		80,809,309	81,350,647

Consolidated Statement of Retained Earnings
(in millions of Canadian dollars)
(unaudited)

	For the 3-month periods ended March 31,
	2006	2005

Balance—beginning of period	669	783
Net earnings for the period	6	—
Dividends on common shares	(3)	(3)
Balance—end of period	672	780

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Cash Flows
(in millions of Canadian dollars)
(unaudited)

		For the 3-month periods ended March 31,
	Note	2006	2005
			(note 2)
OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Net earnings from continuing operations		9	—
Adjustments for:
Depreciation and amortization		40	43
Unusual gain		—	(3)
Unrealized loss (gain) on commodity derivative financial instruments	4	(6)	1
Unrealized loss on derivative financial instruments		—	1
Foreign exchange loss on long-term debt		—	2
Future income taxes		(4)	(10)
Share of results of significantly influenced companies		(3)	(1)
Others		2	2
		38	35
Change in non-cash working capital components		(33)	(87)
		5	(52)
INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Purchase of property, plant and equipment		(17)	(25)
Proceed from disposal of property, plant and equipment		—	4
Purchase of other assets		—	(1)
Business acquisitions, net of cash acquired		—	(8)
		(17)	(30)
FINANCING ACTIVITIES FROM CONTINUING OPERATIONS
Bank loans and advances		(10)	1
Change in revolving credit facilities		(31)	76
Increase in other long-term debt		1	1
Payments of other long-term debt		(4)	(2)
Net proceeds from issuance of shares and other		1	—
Redemption of common shares	11	—	(1)
Dividends on common shares		(3)	(3)
		(46)	72
Change in cash and cash equivalents during the period from continuing operations
		(58)	(10)
Change in cash and cash equivalents from discountinued operations, including proceeds on disposal	2	57	2
Change in cash and cash equivalent during the period		(1)	(8)
Translation adjustments on cash and cash equivalents		(1)	1
Cash and cash equivalents—Beginning of period		43	30

Cash and cash equivalents—End of period		41	23

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Notes to Interim Consolidated Financial Statements
(tabular amounts in millions of Canadian dollars)
(unaudited)

NOTE 1 - ACCOUNTING POLICIES

These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with the exception that they do not conform in all material respects to the requirement of GAAP for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements of the Company as they have been prepared using the same accounting policies.

NOTE 2 - DISCOUNTINUED OPERATIONS

During the fourth quarter of 2004, the Company decided to initiate a divestiture plan for its distribution activities in the Fine papers and Tissue papers segments. In addition, as announced in 2005, the Company ceased its operations at its Fine papers Thunder Bay, Ontario mill on January 21, 2006. Consequently, the assets, liabilities, earnings and cash flows from these activities for the current period and for all comparative periods, are classified as discountinued operations. The comparative financial information of 2005 has been restated to reflect this change. As further described in note 5, the Company sold the distribution activities of its Fine papers papers segment. Financial information relating to these discountinued operations is as follows:

	March 31,	December 31,
	2006	2005
Condensed balance sheet
Current assets	13	158
Long-term assets	—	34
Current liabilities	27	44

	For the 3-month periods ended March 31,
	2006	2005
Condensed statement of earnings
Sales	77	154
Operating income (loss) (1)	(4)	2
Interest expense	1	2
Recovery of income taxes	(2)	—
Net loss from discountinued operations	(3)	—
Net loss per share from discountinued operations	$(0.04)	$0.00

Condensed statement of cash flows
Cash flows from operating activities	(20)	(11)
Cash flows from investing activities	77	14
Cash flows from financing activities	—	(1)

(1) - Includes an additional provision for restructuring and closure costs in the amount of $2 million for the first quarter of 2006.

Notes to Interim Consolidated Financial Statements
(tabular amounts in millions of Canadian dollars)
(unaudited)

NOTE 3 - CLOSURE AND RESTRUCTURING COSTS

In 2005, the Company and a joint-venture company announced the permanent shutdown of certains operating units and production equipment. Following the closures announced in 2005, the Company and a joint-venture company recorded, in 2006, additional restructuring and closure costs related to the fine papers and containerboard segments, respectively in the amount of $5 million ($2 million of which is included in discountinued operations) and $1 million (representing  the Company’s shares).

The following table provides a reconciliation of all closure and restructuring cost provisions:

	For the 3-month periods ended March 31,
	2006	2005
Balance at beginning of period	55	—
Additionnal provision
Severance and pension liability	6	—
Payments	(20)	—
Balance at end of period	41	—

NOTE 4 - LOSS (GAIN) ON COMMODITY DERIVATIVE FINANCIAL INSTRUMENTS

	For the 3-month periods ended March 31,
	2006	2005
Realized loss on commodity derivatives financial instruments	1	—
Unrealized loss (gain) on commodity derivative financial instruments	(6)	1
	(5)	1

Notes to Interim Consolidated Financial Statements
(tabular amounts in millions of Canadian dollars)
(unaudited)

NOTE 5 - BUSINESS DISPOSAL

On February 28, 2006, the Company sold the distribution activities of its Fine papers segment for a total estimated consideration of $87 million. Of the total selling price, $77 million was received at this date and the balance will be received at the final closing date which is expected to take place during the second quarter of 2006. These assets were recorded at their net estimated realizable value at the end of 2005 and no further adjustment was required in the first quarter of 2006 based on the estimated considerations above.

Assets and liabilities at the time of disposal where as follows:

Business segment	Fine papers

Accounts receivable	56
Inventories	49
Property, plant and equipment	5
110
Accounts payable and accrued liabilities	(23)
87
Balance of sale price, classified in accounts receivable	(10)
Total consideration received	77

NOTE 6 - OTHER ASSETS

	March 31,	December 31,
	2006	2005
Investments in significantly influenced companies	92	90
Other investments	9	8
Deferred charges	35	36
Employee future benefits	45	46
Fair value of derivative financial instruments	1	—
Customer relationship and client lists	37	38
Other finite-life intangible assets	15	15
	234	233

NOTE 7 - LONG-TERM DEBT

	March 31,	December 31,
	2006	2005
7.25% unsecured senior notes	788	787
Revolving and term credit facility	236	267
Other debt from subsidiaries	27	30
Other debt from joint ventures	214	213
	1,265	1,297
Current portion	8	8
	1,257	1,289

Notes to Interim Consolidated Financial Statements
(tabular amounts in millions of Canadian dollars)
(unaudited)

NOTE 8 - OTHER LIABILITIES

	March 31,	December 31,
	2006	2005
Employee future benefits	87	85
Future income taxes	154	160
Unrealized gain on derivative financial instruments	1	6
Legal settlement	10	10
Other	4	4
	256	265

NOTE 9 - INTERESTS IN JOINT VENTURES

The major components of the interests in joint ventures in the consolidated financial statements are as follow:

	March 31,	December 31,
	2006	2005
Consolidated balance sheets
Current assets	219	224
Long-term assets	486	486
Current liabilities	103	101
Long-term debt, net of current portion	214	212
Cash and cash equivalents	8	18
Total assets	704	710
Total debt	223	222

	For the 3-month periods ended March 31,
	2006	2005
Consolidated statements of earnings
Sales	183	183
Depreciation and amortization	8	9
Operating income	12	19
Interest expense	4	3
Net earnings	9	10
Consolidated statements of cash flows
Operating activities	(3)	(1)
Investing activities	(6)	1
Financing activities	(1)	—
Additionnal information
Dividends received by the Company from
joint ventures	15	15

Notes to Interim Consolidated Financial Statements
(tabular amounts in millions of Canadian dollars)
(unaudited)

NOTE 10 - ADDITIONAL INFORMATION

	For the 3-month periods ended March 31,
	2006	2005
(a) Cost of sales
Foreign exchange gain	—	1

(b) Employee future benefits expenses
Defined benefit pension plans	3	3
Other employee future benefit plans	2	2
Defined contribution pension plans	1	1

(c) Supplemental disclosure
Depreciation of property, plant and equipment	39	42
Amortization of other assets	1	1
Amortization of deferred financing cost
included in interest expense	1	1
Interest paid	33	33
Income taxes paid (received)	(6)	7

NOTE 11 - CAPITAL STOCK

As at March 31, 2006, the capital stock issued and outstanding consisted of 80,799,117 common shares (80,818,540 as at December 31, 2005). As at March 31, 2006, 2,106,607 stock options were issued and outstanding (2,115,167 as at December 31, 2005).

In 2006, in the normal course of business, the Company renewed its redemption program of a maximum of 4,040,417 common shares with the Toronto Stock Exchange which represents approximately 5% of issued and outstanding common shares. The redemption authorization is valid from March 13, 2006 to March 12, 2007. As of March 31, 2006, the Company redeemed  21,200 common shares under his redemption program for a consideration of approximately $0.3 million.

NOTE 12 - SUBSEQUENT EVENTS

On April 21, 2006, the Company’s packaging segment announced the acquisition of the assets of Caraustar Industries’s coated recycled boxboard mill located in Sprague, Connecticut for a total purchase price of US$ 14.5 million. Closure of this transaction is subject to the approval of the environment authorities of the State of Connecticut.

On April 25, 2006 the Company’s packaging segment, announced that it has acquired certain assets from the paperboard division of Simkins Industries (“Simkins”) located in Ridgefield, New Jersey and in New Haven, Connecticut, for US$ 12.5 million. The board mill located in Ridgefield, New Jersey will be closed within a short period of time while the mill in New Haven will continue to operate during a transition period, the duration of which has yet to be finalized. Concurrently with the purchase of these assets, the Company and Simkins entered into a multi-year Supply Agreement for the supply of recycled coated boxboard to Simkins’ folding carton plants.

Selected Segmented Information
(in millions of Canadian dollars)
(unaudited)

	For the 3-month periods ended March 31,
	2006	2005
		(note 2)
Sales
Packaging products
Boxboard
Manufacturing	172	176
Converting	184	163
Eliminations and others	(3)	(2)
	353	337
Containerboard (1)
Manufacturing	82	87
Converting	120	119
Eliminations and others	(50)	(46)
	152	160
Specialty products	125	127
Eliminations	(11)	(10)
	619	614
Tissue papers
Manufacturing and Converting	169	167
Distribution	—	22
Eliminations	—	(9)
	169	180
Fine papers
Manufacturing	55	81
Distribution	68	107
Eliminations	—	(10)
	123	178
Eliminations	(16)	(16)
Discountinued operations	(77)	(154)
Consolidated total	818	802

(1)             The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

Selected Segmented Information
(in millions of Canadian dollars)
(unaudited)

	For the 3-month periods ended March 31,
	2006	2005
		(note 2)

Operating income (loss) before depreciation and amortization and operating income

Packaging products
Boxboard
Manufacturing	4	5
Converting	16	15
Others	(2)	—
	18	20
Containerboard (1)
Manufacturing	8	6
Converting	11	14
Others	—	2
	19	22

Specialty products	10	9
	47	51
Tissue papers
Manufacturing and Converting	29	19
Distribution	—	2
	29	21
Fine papers
Manufacturing	(8)	(5)
Distribution	1	3
	(7)	(2)
Corporate	(2)	(4)
Discountinued operations	4	(3)

Operating income before depreciation and amortization	71	63

Depreciation and amortization
Boxboard	(17)	(19)
Containerboard (1)	(10)	(10)
Specialty products	(4)	(5)
Tissue papers	(9)	(9)
Fine papers	(2)	(3)
Corporate and eliminations	2	2
Discountinued operations	—	1
	(40)	(43)
Operating income	31	20

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

Selected Segmented Information

(in millions of Canadian dollars)

(unaudited)

	For the 3-month periods ended March 31,
	2006	2005
		(note 2)
Purchase of property, plant and equipment
Packaging products
Boxboard
Manufacturing	1	2
Converting	5	4
Others	—	1
	6	7
Containerboard (1)
Manufacturing	2	1
Converting	3	3
Others	—	—
	5	4
Specialty products	2	3
	13	14
Tissue papers
Manufacturing and Converting	2	7
Distribution	—	—
	2	7
Fine papers
Manufacturing	1	4
Distribution	—	—
	1	4
Corporate	1	—
Discountinued operations	—	—
Consolidated total	17	25

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

Additional information
(in millions of Canadian dollars, except shipments and share information)
(unaudited)

	For the 3-month periods ended March 31,
	2006	2005
Common shares - Toronto Stock Exchange
High	$11.99	$13.95
Low	$9.66	$12.25
Volume	5,555,000	6,385,000
Shipments (in thousands)
Packaging products
Manufacturing (s.t.)
Boxboard	240	213
Containerboard (1)	180	179
Specialty products (paper only)	48	47
Converting (square feet)
Containerboard (1)	1,648	1,630
Tissue papers (s.t.)	104	99
Fine papers (s.t.)
Uncoated papers	35	28
Coated papers	15	40

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

Supplemental information on non-GAAP measure

Operating income before depreciation and amortization and operating income are not measures of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization and operating income because they are the measures used by management to assess the operating and financial performance of the Company’s operating segments. As well, the Company believes that operating income before depreciation and amortization and operating income provides an additional measure often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization and operating income do not represent, and should not be used as a substitute for net earnings or cash flows from operations as determined in accordance with Canadian GAAP and operating income before depreciation and amortization and operating income are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements.

In addition, our definition of operating income before depreciation and amortization and operating income may differ from that of other companies.

Net earnings, which is a performance measure define by Canadian GAAP is reconcilied below to operating income and to operating income before depreciation and amortization:

	For the 3-month periods ended March 31,
	2006	2005
		(note 2)

Net earnings for the period	6	—
Net loss from discountinued operations	3	—
Share of results of significantly influenced companies	(3)	(1)
Provision for (recovery of) income taxes	4	(1)
Foreign exchange loss on long-term debt	—	2
Unrealized loss on derivative financial instruments	—	1
Interest expense	21	19
Operating income	31	20
Depreciation and amortization	40	43
Operating income before depreciation and amortization	71	63